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                                                                 Exhibit 39


                        [WLR FOODS, INC. LETTERHEAD]



May 18, 1994


Dear Poultry Producer:

On Monday, THE WASHINGTON POST featured the enclosed story that I thought you would enjoy reading. I look forward to seeing many of you at this

Saturday's Shareholders' Meeting. We continue to be so very impressed with the courage of your leadership and commitment in supporting WLR Foods throughout this hostile takeover attempt.

Just as it always has done, the WLR Foods Board of Directors remains committed to the best interests of its shareholders. We very much appreciate the support you provide in assuring the high quality of Wampler-Longacre(R) poultry products. We are dedicated to provide a profitable future for you, our employees and our shareholders for our employees for years to come.


Sincerely,



James L. Keeler
President and Chief Executive Officer

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                            The Washington Post

                                May 16, 1994

                            WASHINGTON BUSINESS


                       A HIGH-STAKES GAME OF CHICKEN
                    Wall Street's Fowl Play: The Bitter
                    Merger Fight Of Tyson and WLR Foods

                [Cartoon of a Tyson Foods' representative
                   waving a fistful of dollars at a WLR
                          Foods poultry producer]

                                          By Jerry Knight
                                          Washington Post Staff Writer

                                                              BROADWAY, Va.

      The chicken is the king of the Shenandoah Valley and the turkey the queen. Their palaces -- low-slung and longer than football fields -- guard the hillsides. Their chariots laden with ground grain and birds on their way to market patrol the byways. The sweet fragrance of their very existence wafts on the spring breezes, mixing with the scents of dogwoods and cherry trees.

      Almost 120 million birds are raised here each year, bringing
$1 billion to the Valley and neighboring parts of West Virginia. This year they brought something more -- out-of-state corporate raiders.

      Call it a chicken coup d'etat: In January, Tyson Foods Inc., of Springdale, Ark., America's biggest poultry company, launched a surprise unfriendly bid to take over Broadway-based WLR Foods Inc., Virginia's most successful poultry company.

      The invaders from Arkansas are being welcomed with the same Southern hospitality Union troops found when they marched down the Valley 130 years ago this month -- only to be routed by Confederate forces a few miles east of here at the Battle of New Market.

      Just as the teenage cadets from Virginia Military Institute in Lexington volunteered to defend the honor of the Old Dominion at New Market, the whole community has turned out to defend Virginia's biggest agribusiness. Ronald Courier, the president of James Madison University in Harrisonburg, has rallied the locals for the "Battle of Broadway," joined by the Rockingham County super-

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                    SHUFFLING THE PECKING ORDER
            Halcyon Shenandoah Valley Seems the Unlikeliest of
            Spots for a Bitter Takeover Fight

    [Picture of James L. Keeler]    [Picture of Don Tyson]

            At the heart of the takeover battle are James L.
            Keeler, left, president of the pursued WLR Foods
            Inc., and Don Tyson, chairman of the pursuer, Tyson
            Foods Inc.

visors, a couple of chambers of commerce, hundreds of chicken farmers, the local newspapers and most of the Virginia investors who own WLR Foods shares.

      "Our shareholders have told [Tyson Foods Chairman] Don Tyson face to face, in letters, phone calls, petitions and letters to the editor that they do not want WLR Foods to be the latest acquisition by a corporate raider," WLR Foods President James L. Keeler said.

      The Tyson-Keeler fight has escalated into the first corporate takeover battle folks in this bucolic valley have ever seen, let alone gotten caught up in. And it's a takeover fight the likes of which Wall Street has never seen, either.

      After all, it's not every day that a billionaire corporation chairman pursues his dream of building America's only meat conglomerate by sitting down with chicken farmers in the basement of a small-town restaurant where the Knights of Pythias meet.

      And there's probably never been a takeover battle decided not only on such abstract legal issues as the constitutionality of Virginia's securities law but also on down-to-earth matters such as whether baby chickens should eat out of little dishes or off long rolls of paper.

      Tyson Foods tells its chicken growers to follow tradition and use dishes -- which spill and have to be washed -- while WLR Foods lets its chicks eat off brown paper. If it means doing dishes, some farmers say they aren't interested in doing business with Tyson Foods.

      Such subtleties may be lost on the Wall Street speculators who gamble on corporate takeovers. They've bid the price of WLR Foods stock up from less than $20 a share to $30, the price Tyson says it is willing to pay for the whole company.

      So far Tyson Foods has acquired only about 5 percent of WLR Foods' stock and its offer to buy more stock has found so few takers that it has been extended until June 3.

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      Tyson has made clear it's a take-it-or-leave-it offer and turning it down will cost stockholders their chance to make profits of as much as $100 million. If shareholders vote against Tyson at a special meeting later this month, "Tyson will sell our 600,000 WLR shares and take our losses, along with you," the bidder said in a blunt letter published in the News-Record of Harrisonburg.

      Tyson himself has been crisscrossing the Shenandoah Valley in a Chrysler minivan, hoping to persuade the chicken and turkey growers and other local WLR Foods shareholders to join his camp.

      Though he has been unable to buy his way in, Tyson has forced WLR Foods to call a special stockholders' meeting to hear his proposal. The board obliged by scheduling the meeting for Saturday, May 21 -- right after the annual Virginia Poultry Festival Parade.

                                 ==========

      You know you're in Rockingham County when you come to the turkey. Bronze and bigger than life, it stands at the county line alongside
Route 11, welcoming anyone who can't whiff the wind to the Shenandoah's poultry capital. Right across the road is the restored 19th century manor house that is the home of Keeler, who happens to raise cattle instead of chickens.

      A successful Harrisonburg accountant and investor in several local ventures, Keeler decided to go to law school at the University

            "OUR SHAREHOLDERS HAVE TOLD DON TYSON ... THAT THEY
            DO NOT WANT WLR FOODS TO BE THE LATEST ACQUISITION
            BY A CORPORATE RAIDER."

                        WLR Foods President James L. Keeler

of Virginia after his kids went off to college. After practicing only a couple of years, he was recruited in 1988 to be chief executive of WLR Foods, the biggest business in this part of Virginia.

      The W in WLR is for Wampler, an old Virginia family that has been growing and processing poultry for decades. Brothers Bill and Charlie Wampler are on the WLR Foods board and the family owns more than 10 percent of the company.

      The L is for Longacre, a family that merged its turkey business with the Wamplers' but sold its stock five years ago and is no longer involved in the company.

      The R is for the Rockingham County Poultry Cooperative, a farmer-owned chicken processor that joined up with Wampler-Longacre

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in 1988.  That deal meant several hundred chicken farmers wound up owning about a third of WLR Foods' stock, and most have hung onto it. The stock represented the farmers' equity in the nonprofit co-op and didn't cost them anything.

      If these farmers decide not to sell, they could deny Tyson Foods a majority of the stock. If they take the $30 a share Tyson Foods is offering, though, they could collect $100 million -- pure profit. WLR Foods stock closed Friday at $31 a share.

      WLR Foods may be homegrown, but it is no mom-and-pop outfit, selling $616 million worth of poultry products last year. Just last month it broke into the Fortune 500, taking the 498th spot in the hierarchy of corporate America.

      With its Wampler-Longacre brand, WLR Foods is the nation's third largest turkey producer. It is the 14th-largest chicken producer, packing
9.8 million pounds a week, compared with Perdue Farms Inc.'s 28 million pounds a week and Tyson Foods' 84 million pounds.

      It was all those turkeys that caught Tyson's eye. While Frank Perdue may be more famous, Tyson is America's true chicken king: Tyson Foods' annual chicken production ranks right behind that of China -- producing almost twice as many birds as either

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          [Following material through "SOURCE:  Annual Reports" appears in a box within article.]

                       'FEATHERS FLY: TYSON VS. WLR'

Name: Tyson Foods Inc.                 Name: WLR Foods Inc.

Headquarters: Springdale,              Headquarters: Broadway,
Ark.                                   Va.

Chairman: Don Tyson                    Chairman: Charles Wampler
                                       Jr.
President: Leland Tollett
(CEO)                                  President: James L.
                                       Keeler (CEO)
Employees: 50,000
                                       Employees: 6,500
Business:  Producer,
processor and marketer of              Business:  Nation's
poultry-based foods.                   third-largest turkey
Brand names include                    producer and 14th-largest
Tyson, Holly Farm,                     chicken producer.  Brand
Weaver, Mexican Original               names include Wampler-
and Artic Ice. Nation's                Longacre and Round Hill
largest chicken producer.              Foods.  Subsidiaries
One of the country's                   include Cassco Ice & Cold
largest tortilla manufac-              Storage.
turers.
                                       1993 revenues:  $616.7
1993 revenues:  $4.7                   million
billion
                                       1993 profit: $14.6
1993 profit: $180.3                    million
million
                                       Chickens produced per
Chickens produced per                  week:  9.8 million lbs.
week:  84 million lbs.

[To the right of the above appears]    [To the right of the above appears]
RECENT STOCK ACTIVITY                  RECENT STOCK ACTIVITY
WEEKLY CLOSES                          WEEKLY CLOSES
Line graph showing weekly stock        Line graph showing weekly stock
activity of Tyson Foods, Inc.          activity of WLR Foods, Inc.
beginning Jan. 7 $24.50 and            beginning Jan. 7 $18.50 and
ending Friday, May 13 $20.50           ending Friday, May 13 $31.00
superimposed over picture of a         superimposed over picture of a
baby chicken.                          baby chicken.


SOURCE: Annual Reports

France or Japan, the company's annual report boasts.

      Standing in the parking lot of the Southern Kitchen restaurant in New Market after a recent meeting with growers, Tyson explained that buying WLR and its turkey business would take him closer to achieving his goal of making Tyson Foods the General Motors of meat.

      "When we go to a customer -- whether it's a restaurant like this or a big institution or a frozen food distributor -- we want to go in there every day with all the meats he needs," he said.

      In addition to chickens, Tyson Foods owns a handful of beef-packing plants. It also is the only company that breeds, feeds and processes its own hogs, and it bought two fish companies in 1992. That's everything except turkey. Acquiring WLR Foods would make Tyson Foods a top bird in the turkey business and would bring its total chicken output about even with China.

      Tyson is cut from the same cloth as another Arkansas business legend, the late Sam Walton, who continued to drive to

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work in a dusty old pickup long after Wal-Mart Stores Inc. made him the richest man in America. In Tyson's case, that cloth is khaki. Like everybody in his company but the lawyers, who get to keep their pinstripes, the chairman of the board wears tan work pants and matching shirt with a Tyson logo over the left pocket and his first name embroidered on the right.

      Tyson may go to work in khakis, but it's to an office modeled after the Oval Office, where he presides over the $4.7 billion-a-year business from a desk copied from the one Thomas Jefferson used at Monticello.

      A gold chain peeks out from beneath his khaki collar and a Rolex rests on his wrist, but even Tyson's enemies say he's no phony. Says chicken farmer Noah Turner, a WLR Foods shareholder who started a petition urging Tyson to go back to Arkansas: "I've got nothing against Mr. Tyson, he seems like a good country boy."

      Like a good country boy, Tyson loves to tell how his company got started in Arkansas back in the Depression, "when my daddy came down from Missouri and ran out of gas money."

      Stock in the family company now trades on the New York Stock Exchange and Tyson himself owns about half of it, a stake that rounds off to
$1 billion.
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                     Nothing Paltry About Poultry Wars

                         [Picture of baby chicken]

                              THE BIG CHICKEN

                  World's biggest producers of broiler meat

                       PRODUCER            AMOUNT*

                       Brazil            3.1 million
                       China             2.3 million
                       TYSON FOODS       2.1 MILLION
                       Japan             1.2 million
                       France            1.2 million

                       *1993 metric tons
                       SOURCE: Tyson Foods Inc.

      Tyson has built his company mostly by buying up rivals. "I think I got that farmer disease -- my dad used to call it the 'joining disease,'" he said during one of his Shenandoah Valley stops. "You know the one: You own a piece of land and all you want is the one that joins it, and then the one that joins that and. . . ."

      Like a rooster on steroids, Tyson Foods has grown so big that it now wants to rule the whole barnyard.

      Adding WLR Foods would put Tyson Foods in a dominant position in the Shenandoah Valley poultry business, turning what is now a three-way competition into a two-company race in which Tyson Foods would have the lion's share of the business.

      Its only rival here would be smaller, privately-owned Rocco Farms.

      Growers, who sell birds to the big companies, say they fear the takeover would put them at the mercy of the chicken king.

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      "The growers here are making good money, all of them, because we have competition [among the buyers]," said Turner, whose farm is just outside Stanley, Va. "Other areas don't have competition, like down in North Carolina, and [the growers] don't do as well."

      When Turner started circulating a petition opposing Tyson Food's takeover bid, 500 fellow farmers signed up.

      Most growers would rather work for a local company "and keep the money in the community" even if it means passing up a big profit on their stock," Turner said. "As far as everybody is concerned, they're going to be better off if things stay exactly like they are."

      Tyson, however, has a reputation for not taking no for an answer.

      When he started going after Holly Farms Corp., the Memphis-based poultry processor wasn't for sale either. Buy Tyson made an offer, then raised it and raised it again. After a year, Holly was his.

      Tyson made his first feint toward WLR in December, calling Keeler out of the blue. "I told him we were not for sale," Keeler recalled.


      But Tyson suggested the two meet for lunch at the Watergate Hotel in Washington. Against the advice of the company's lawyers, Keeler drove up Interstate 81 to see Tyson.

      Tyson talked $30 a share and Keller recalled telling him, "the company is not for sale and even if it were, that's not going to get anybody's attention."

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      Keeler hoped his firm rejection would be the end of it.  But Tyson started a public fight, filing documents with the Securities and Exchange Commission declaring he had purchased about 5 percent of WLR's stock and was ready to buy all the rest.

      While Keeler and Tyson were talking, there was an unusual flurry of action in WLR stock. Usually, only a few thousand shares of the company's stock change hands each day. But on Jan. 3, the day of Tyson's first, unpublicized meeting with Keeler, 54,100 shares changed hands. On Jan. 11, following a second meeting, 66,800 shares traded. Trading volume grew steadily, climbing from 2,900 shares on Jan. 17 to 67,100 shares on Jan. 24, the day before the offer was made public.

      A dozen of the people trading stock those days were in Arkansas and more than 100 were from Virginia. The SEC and the National Association of Securities Dealers are investigating to see whether any of them were trading on illegal inside information about the deal.

      In the meantime, most of the fighting is taking place in the little federal courthouse in Harrisonburg, where Tyson has filed a lawsuit challenging a state law which makes it difficult for raiders like Tyson to oust the management of a company incorporated in Virginia.

      The case is likely to go to the Fourth Circuit Court of Appeals in Richmond.

      Hiring Wall Street lawyers to help fight Tyson cost WLR Foods
$1 million in the first three months of this year alone, the company recently informed its shareholders, and that is only the down payment on a war chest that is going to run into the millions.

      "We're going to spend a whole lot of money that our shareholders could be getting instead of the lawyers and investment bankers," Keeler laments.

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                            The Washington Post

                                May 16, 1994

                      DOWN ON THE FARM GOES HIGH TECH

                                          By Jerry Knight
                                          Washington Post Staff Writer

                          [Picture of Noah Turner]
            Noah Turner, who along with his family produces more than 3 million chickens a year in the Shenandoah
            Valley, outside one of the family's new chicken houses.


                                                               STANLEY, Va.

      Raising chickens these days is more like manufacturing cars than farming.

      The state-of-the-art chicken machine is 400 feet long, 40 feet wide, fully automated and turns out 24,000 broilers every seven weeks, said Noah Turner, who has been raising chickens for more than 30 years.

      Turner, two of his brothers and two of his sons are all in the chicken business. One of his sons just laid out almost $250,000 to build two new chicken houses, giving the Turner clan 22 houses, which is the way poultry production capacity is measured here.

      The Turners can turn out 3 million chickens a year. That makes them serious players -- but by no means the biggest of the more than 1,000 chicken and turkey growers in the Shenandoah Valley and nearby West Virginia.

      When you're handling chickens in batches of 20,000 or more and turning over six or seven generations a year, it's a big business. And because the process is low-risk and highly automated, "It's probably the easiest money I ever made in my life," Turner said.

      Like all but a handful of the local poultry farmers, the Turners are contract growers who raise birds for WLR Foods Inc., Tyson Foods Inc. or Rocco Farms, the three big poultry companies in the Shenandoah Valley.

      Under this system, the growers do not have to worry about the vagaries of the grain market, fluctuating chicken prices or the other market risks that make farming such a hazardous business.

      The poultry companies provide both the baby chicks and the food. The growers' job is to give the chickens a home and keep

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them well-fed and happy.  For this they get between 4 cents and 4.5 cents for every pound of chicken they produce.

      Managing a chicken house takes only about 2 1/2 hours a day. It's considered an ideal family business, often with the husband working in town or doing other farming and the wife tending the flocks.

      The Turners also raise cattle and run a sod farm, both synergistic ventures when you're raising chickens. The manure cleaned out of their chicken houses is used as fertilizer for the sod -- and as feed for the cattle, an organic, recycling system that gives city folks pause. "It's real high in protein," Turner said.

      The chicken business is so specialized that Turner knows exactly what happens to the birds he raises. In fact the fate of most chickens is determined while they are still a gleam in a rooster's eye.

      Fast-food chains want mostly white meat, so special strains of chickens with plump breasts are bred to meet their needs. The export markets and nugget makers prefer more dark meat, so birds with thicker legs are created for them.

      Such genetic engineering and precise nutritional balancing of the chickens' diet reflect lessons the poultry producers learned form the late Edwards Demming, the quality control guru who is as popular with chicken companies as he is with Japanese automakers.

      Chicken-growing techniques are now so fine-tuned that when a house full of 24,000 chickens from a grower like Turner goes to slaughter, the ready-to-cook birds will vary in weight by less than four ounces.